Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with (i) our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2025, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”), (ii) our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2024 appearing in our Annual Report on Form 20-F for the year ended December 31, 2024 (our “Annual Report”) and (iii) Item 5 — ”Operating and Financial Review and Prospects” of our Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Innoviz”, “the Company” and “our company” refer to Innoviz Technologies Ltd.

All references in this Report to “Israeli currency” and “ILS” refer to Israeli New Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

Forward-Looking Statements

Statements in this Report may constitute “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the U.S. Securities and Exchange Commission.

Company Overview

We are a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensor platforms and complementary software stacks that feature technological breakthroughs across core components and bring enhanced vision and superior performance to enable safe autonomous driving at a mass scale. We believe that we provide a comprehensive solution for OEMs and Tier‑1 partners that are developing and marketing autonomous driving vehicles to the passenger car and other relevant markets, such as robotaxis, shuttles, delivery vehicles and trucks.

We were founded in 2016. From our founding, our culture drew from our core values of solving sophisticated technological problems through creativity and agile thinking. We have relied on these values to address the needs of autonomous vehicles in a manner that strikes the desired balance between performance and cost. We created a new type of LiDAR sensor from the chip-level up, including a suite of powerful and sophisticated software applications for high-performance computer vision to allow superior perception. In 2018, we achieved a design win to power BMW’s Level 3 autonomous platform, a program which reached maturity during 2024 and with vehicles already being sold with our LiDARs and complementary software stack.

Since 2021, we have funded the development of two production path programs: the InnovizOne and InnovizTwo LiDAR sensor platforms and complementary software stacks. With the InnovizOne program transitioned from the development phase into full series production in 2024, we eliminated duplicative cost structures and reduced spending on InnovizOne development, while reinvesting a portion of the savings into the InnovizTwo sensor platform and complementary software stack. All quoting and bidding activity in our request for information and request for quotation pipeline is now focused on the InnovizTwo platform.

During 2022, we made the strategic decision to become a Tier-1 supplier of LiDAR and complementary software stack to the automotive industry. This decision allows us to have direct technical discussions with end customers and to improve pricing to automotive OEMs with the goal of continuing to strengthen our position in the automotive market. This strategic decision has played a significant role in our subsequent major OEM program wins, as discussed below.

In 2022, following more than two years of extensive diligence and qualification, we were selected by Volkswagen as its direct LiDAR supplier for automated vehicles within the Volkswagen brands with our InnovizTwo next generation high-performance automotive-grade LiDAR sensor platform, and in 2023, we announced that Volkswagen aims to expand its use of our InnovizTwo LiDAR to its existing light commercial vehicle program, the I.D Buzz.

In 2024, we announced that Mobileye Vision Technologies Ltd. (“Mobileye”) will use the InnovizTwo Long-Range and the new InnovizTwo Short- to Mid-Range LiDARs for the Mobileye Drive™ platform. The new InnovizTwo Short- to Mid-Range leverages InnovizTwo Long-Range’s maturity and is designed to meet the requirements for light commercial vehicles, shuttles, robotaxis, and can be customized to suit a wide array of vehicular design and functionality requirements. We believe that the combination of our LiDARs and Mobileye’s platform is critical to enabling comprehensive sensing capabilities for navigating complex urban environments and enhancing the overall safety and reliability of autonomous driving systems, and that this partnership showcases the flexibility of our LiDARs to work across a variety of vehicle platforms to further testing and deployment of autonomous vehicles. Our partners are leaders in deploying new technologies into the automotive industry. We believe that our close cooperation with these partners and OEMs positions us well to make Level 3 and Level 4 autonomous driving a commercial reality.

The sustained cooperation with our customers provides our engineers and other research and development personnel with a valuable competitive edge. These engineers and other research and development personnel have been meticulously trained to design, operate and verify our many ground-breaking innovations in accordance and in compliance with the rigorous ISO26262 standard for Functional Safety in the automotive industry, and the IATF 16949:2016 certification for Quality Management in the automotive industry. Compliance with these and other standards has been enforced by regular ongoing audits of Innoviz and rigorous testing by our key suppliers, existing customers and prospective customers that thoroughly review the performance of various elements of our operations. As a result, our products have been constructed from the bottom up with hardware and software technology that meets the most stringent automotive safety, quality, environmental, manufacturing, and other standards.

Our innovation has produced LiDAR solutions that deliver market leading performance and that meet the demanding safety requirements for Level 2+ through Level 5 autonomous vehicles at price points suitable for mass produced passenger vehicles.

Our robust software suite enables our ~905nm wavelength laser-based LiDAR architecture to be easily leveraged to provide compelling solutions for Level 2+ through Level 4 (and Level 5 when applicable), using both our long- and short- to medium-range LiDARs. Our integrated custom design of advanced hardware and software components, which leverages the multidisciplinary expertise and experience of our team, enables us to provide autonomous solutions that we believe will accelerate widespread adoption across automakers at serial production scale. This means that we are positioned to penetrate the current market, which is focused primarily on Level 2+, Level 3 and Level 4 production, and to continue to capture and extend our market share to Level 5, as the market continues to mature.

On February 4, 2025, we announced an optimization of our operations to extend our cash runway and accelerate progress towards profitability and free cash flow generation, resulting in a reduction in our employee headcount of approximately 9% during the first quarter of 2025.

We are currently expanding our third-party manufacturing capacity through contract manufacturers to meet an anticipated‑increase in customer demand for our products. As part of this effort, we recently selected Fabrinet (NYSE: FN), a leading provider of advanced optical packaging and precision optical, electro-mechanical, and electronic manufacturing services, as our manufacturing partner for the InnovizTwo LiDAR platform. In July 2025, we announced the shipment of the first InnovizTwo LiDAR units from Fabrinet’s high-volume production line. This collaboration is expected to enable Innoviz to ramp its InnovizTwo LiDARs to volume with a manufacturing partner that has automotive-grade facilities around the world, allowing for flexible and cost-effective productions.

In response to the growing interest and demand for LiDAR technologies across a range of non-automotive sectors, in June 2025 we announced the launch of InnovizSMART Long-Range, a new high-performance LiDAR sensor designed specifically for “smart” applications, including security, mobility, aerial, robotics, and intelligent traffic management. With the maturation of our InnovizTwo LiDAR platform and expanding production capabilities through third-party capacity, we are expanding our focus to additional markets such as ITS, smart cities and other sectors that are seeking affordable, high-performing LiDAR solutions. Innoviz’s advanced offerings are well-positioned to address the evolving requirements of these industries, supporting a wide variety of new applications.

Recent Developments

Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

On July 3, 2025, we announced that we received formal written confirmation from Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement. The closing bid price of the ordinary shares was at $1.00 per share or greater for 10 consecutive business days from June 17 to July 1, 2025. Accordingly, Nasdaq Listing Qualifications Staff notified the Company that it determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter was closed.

Events in Israel

On June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks in Israel. On June 24, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that this agreement will be upheld, military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict. At this time, we do not expect the current conflict (or other ongoing conflicts) to have a material impact on our financial and operational results; however, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations, assets and financial and operational results.

A. Results of Operations

The results of operations presented below should be reviewed in conjunction with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2025, included in Exhibit 99.1 to this Report, our audited consolidated financial statements as of and for the year ended December 31, 2024 appearing in our Annual Report, and Item 5 - ”Operating and Financial Review and Prospects” of our Annual Report. The following table sets forth our consolidated results of operations data for the periods presented:

	Six Months Ended June 30,
	2025	2024
	(In thousands, except share and per share data) (unaudited)
Revenues	$27,137	$13,721
Cost of revenues	(18,595)	(15,255)
Gross profit (loss)	8,542	(1,534)
Operating expenses:
Research and development	27,982	40,606
Sales and marketing	2,891	4,116
General and administrative	8,676	10,233
Total operating expenses	39,549	54,955
Operating loss	(31,007)	(56,489)
Financial income (expense), net	(29)	5,261
Loss before taxes on income	(31,036)	(51,228)
Taxes on income	(85)	(77)
Net loss	$(31,121)	$(51,305)

Basic and diluted net loss per ordinary share	$(0.16)	$(0.31)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	192,642,299	166,095,197

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenues

	Six Months Ended June 30,		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Revenues	$27,137	$13,721	$13,416	98%

Revenues increased by approximately $13.4 million, or 98%, to approximately $27.1 million for the six months ended June 30, 2025 from approximately $13.7 million for the six months ended June 30, 2024.

The increase in revenues was primarily due to increased sales of NRE (Non-Recurring Engineering services), which contributed approximately $20.3 million during the six months ended June 30, 2025 compared to approximately $10.4 million in revenues during the six months ended June 30, 2024, as well as the sale of machinery to a customer during the six months ended June 30, 2025.

Cost of Revenues and Gross Margin

	Six Months Ended June 30,		Change	Change
	2025	2024	$	%
	(In thousands except percentages)		(In thousands)
Cost of revenues	$18,595	$15,255	$3,340	22%
Gross margin	31%	(11)%

Cost of revenues increased by approximately $3.3 million, or 22%, to approximately $18.6 million for the six months ended June 30, 2025 from approximately $15.3 million for the six months ended June 30, 2024.

The increase in cost of revenues was primarily due to an increase in costs related to sales of NRE, partially offset by decreased excess and obsolete inventory. Gross margin increased to approximately 31% for the six months ended June 30, 2025 from approximately (11)% for the six months ended June 30, 2024, primarily due to increased sales of NRE, the sale of machinery to a customer and decreased excess and obsolete inventory.

Operating Expenses

	Six Months Ended June 30,		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Research and development	$27,982	$40,606	$(12,624)	(31)%
Sales and marketing	2,891	4,116	(1,225)	(30)%
General and administrative	8,676	10,233	(1,557)	(15)%
Total operating expenses	$39,549	$54,955	$(15,406)	(28)%

Research and Development

Research and development expenses decreased by approximately $12.6 million, or 31%, to approximately $28.0 million for the six months ended June 30, 2025 from approximately $40.6 million for the six months ended June 30, 2024.

The decrease was primarily attributable to decreased payroll of approximately $8.3 million (primarily related to allocation of direct costs related to sales of NRE and to a decrease in headcount) and decreased stock-based compensation of $3.2 million.

Sales and Marketing

Sales and marketing expenses decreased by approximately $1.2 million, or 30%, to approximately $2.9 million for the six months ended June 30, 2025 from approximately $4.1 million for the six months ended June 30, 2024.

The decrease was primarily attributable to decreased payroll of approximately $0.7 million (primarily attributed to a decrease in headcount) and decreased stock-based compensation of approximately $0.3 million.

General and Administrative

General and administrative expenses decreased by approximately $1.6 million, or 15%, to approximately $8.7 million for the six months ended June 30, 2025 from approximately $10.2 million for the six months ended June 30, 2024.

The decrease was primarily attributable to decreased stock-based compensation of approximately $0.9 million and decreased legal consulting services of $0.7 million.

Financial Income (expense), net

	Six Months Ended June 30,		Change	Change
	2025	2024	$	%
	(In thousands)	(In thousands)	(In thousands)
Financial income (expense), net	$(29)	$5,261	$(5,290)	(101)%

Financial expense, net was negligible for the six months ended June 30, 2025, compared to financial income, net of approximately $5.3 million for the six months ended June 30, 2024.

The decrease was primarily related to foreign currency exchange differences (primarily due to differences arising from our ILS denominated lease liabilities under ASC 842) of $3.5 million, decreased bank deposit interest income of approximately $1.5 million, decreased net gain related to marketable securities of approximately $0.2 million and warrants liability revaluation of approximately $0.1 million.

 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

Our financial results are reported in USD, and changes in the exchange rate between USD and local currencies in the countries in which we operate (primarily ILS) may affect the results of our operations. In the six months ended June 30, 2025, all of our revenues were denominated in USD. The USD cost of our operations in countries other than the United States may be negatively influenced by devaluation of the USD against other currencies.

During the six months ended June 30, 2025, the value of the USD devaluated against the value of the ILS by approximately 7.5%. Our most significant foreign currency exposures are related to our operations in Israel. We hedge our anticipated exposure by exchanging USD into ILS in amounts sufficient to fund up to three months of operations and monitoring foreign currency exchange rates over time.

Interest Rate Risk

Our investment strategy is to achieve a return that will allow us to preserve capital and meet our liquidity requirements. We invest in bank deposits and marketable securities, primarily in USD.

Our cash and cash equivalents are exposed to market risk related to changes in interest rates, which is affected by changes in the general level of the Bank of Israel interest rates and United States Federal Reserve interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents, bank deposits and restricted deposits or on our financial position or results of operations.

Our investments in marketable securities are primarily in securities with an average credit rating of “A” and a maturity of up to three years. We do not intend to invest more than 5% of our investment portfolio in a single security at time of purchase.

Other Market Risks

We do not believe that inflation had a material effect on our business, financial conditions or results of operations during the six months ended June 30, 2025 and 2024.

B. Liquidity and Capital Resources

Sources of Liquidity

During the six months ended June 30, 2025 and 2024, we funded our operations primarily from the approximately $370 million in proceeds we received in connection with the Business Combination (completed in April 2021), the approximately $61.4 million in net proceeds we received from our August 2023 underwritten equity offering, the approximately $37.3 million in net proceeds we received from our February 2025 registered direct offering and the revenues generated from the sale of goods and services.

As of June 30, 2025, we had approximately $79.4 million in cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities. Cash equivalents and marketable securities are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2025	2024
	(In thousands)	(In thousands)
Net cash used in operating activities	$(25,058)	$(42,628)
Net cash provided by (used in) investing activities	(25,395)	40,303
Net cash provided by financing activities	37,554	111
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,069	(43)
Decrease in cash, cash equivalents and restricted cash	$(11,830)	$(2,257)

Operating Activities

During the six months ended June 30, 2025, operating activities used approximately $25.1 million. The primary factors affecting operating cash flows during the six months ended June 30, 2025, were the net loss of approximately $31.1 million, impacted by non-cash charges of approximately $6.0 million consisting of stock-based compensation of approximately $7.9 million, depreciation and amortization of approximately $2.7 million and an increase in working capital of approximately $(4.6) million.

During the six months ended June 30, 2024, operating activities used approximately $42.6 million. The primary factors affecting operating cash flows during the six months ended June 30, 2024, were the net loss of approximately $51.3 million, impacted by non-cash charges of approximately $8.7 million consisting of stock-based compensation of approximately $11.1 million, depreciation and amortization of approximately $4.0 million and an increase in working capital of approximately $(6.4) million.

Investing Activities

During the six months ended June 30, 2025, cash used in investing activities was approximately $25.4 million, which primarily resulted from investment in bank deposits of approximately $58.7 million, investment in marketable securities of approximately $22.9 million and purchase of property and equipment of approximately $2.9 million, partially offset by withdrawal of bank deposits of approximately $33.5 million and proceeds from sales of marketable securities of approximately $25.7 million.

During the six months ended June 30, 2024, cash provided by investing activities was approximately $40.3 million, which primarily resulted from withdrawal of bank deposits of approximately $56.0 million and proceeds from sales and maturities of marketable securities of approximately $16.7 million, partially offset by investment in bank deposits of approximately $15.5 million, investment in marketable securities of approximately $14.8 million and purchase of property and equipment of approximately $2.0 million.

Financing Activities

During the six months ended June 30, 2025, cash provided by financing activities was approximately $37.6 million resulting from approximately $37.3 million in proceeds from our registered direct offering, net of issuance costs, and approximately $0.3 million from the exercise of employee stock options.

During the six months ended June 30, 2024, cash provided by financing activities was approximately $0.1 million resulting from the exercise of employee stock options.

Funding Requirements

We expect to continue to invest substantially in our research and development activities and incur commercialization expenses related to product sales, marketing, manufacturing and distribution. As we achieve further commercial success, we may need to obtain additional funding to support our continuing operations. In addition, our financial stability is reviewed by existing and potential customers from time to time and we believe that a stronger cash position provides us additional time to execute our growth strategy and is perceived positively by existing and potential customers and may also provide us with higher grading in such customers’ diligence processes. If we are unable to obtain capital when and if needed or on attractive terms, we could be forced to delay, reduce or eliminate some of our research and development programs or future commercialization efforts.

As of June 30, 2025, we had cash and cash equivalents, short term bank deposits, short term restricted cash and marketable securities of approximately $79.4 million. We expect those funds to be sufficient to continue to execute our business plan for at least the next 12 months.

Additionally, we intend to fund our operations from revenues generated from the sale of goods and services, together with funds received under the registered direct offering and savings pursuant to optimization of our operations (both of which took place early in 2025).

We also expect our losses to be similar or lower in future periods as we:

•	anticipate additional inflows of NRE payments from various programs to balance some of our losses;

•	expand production capabilities to produce our LiDAR solutions, and accordingly incur costs associated with outsourcing the production of our LiDAR solutions;

•	expand our design, development, installation and servicing capabilities;

•	continue to invest in research and development;

•	increase our test and validation activities as part of our Tier-1 responsibilities;

•	produce an inventory of our LiDAR solutions; and

•	continue to invest in sales and marketing activities and develop our distribution infrastructure.

Because we will incur costs and expenses from these efforts before we receive incremental revenues with respect thereto, losses in future periods will be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Off-Balance Sheet Arrangements

Our remaining performance obligations are comprised of application engineering services not yet rendered. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $14.9 million, which we expect to recognize as revenues within the next 12 months.

Other than as set forth above, we have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.